Exhibit (e)(2)

COLLABORATION AND CONFIDENTIALITY AGREEMENT

In Santiago de Chile and Madrid, on the indicated dates at the end of this document, between:

A) Administradora de Fondos de Pensiones Provida S.A., RUT 98.000.400-7, a public Company organized and existing under the laws of Chile, of the exclusive industry of its denomination (Company),  represented by [don Ricardo Rodríguez Marengo] both residents of Santiago, Av. Pedro de Valdivia 100, 16th floor, Santiago, municipality of Providencia; and

B) Banco Bilbao Vizcava Argentaria. S.A., Spanish national bank with C.I.F A48265169 based in Bilbao, Plaza de San Nicolás, 4 (BBVA), represented by Francisco Javier Rodríguez Soler, headquartered for these purposes in Madrid, Po de la Castellana, 81, execute the following collaboration and confidentiality agreement based on the following clauses (the “Agreement”):

I.	PRECEDENTS

1.
The Company is a special corporation with the sole purpose of pension fund management and the services and benefits established by the decree N° 3.500 of 1980, and is governed by the  aforementioned decree and the provisions applicable to listed corporations of Law 18.046 and Law 18.045 relating to the Securities Market.

2.
BBVA is the majority shareholder of the Company, owning approximately 63% of the shares of the same through its subsidiary in Chile, the corporation “BBVA Inversiones Chile S.A.”, which has direct ownership of 51.62% of the shares of the Company, and that adds up to a number of ADRs representing approximately another 11.38% of the shares of the Company.

3.
On May 24, 2012, BBVA informed the market its decision to launch a strategic alternatives study for its mandatory pension business in Latin America, noting in said communication that one of the alternatives considered in this process included the partial or total sale of the Administradoras de Fondos de Pensiones business in Latin America, including Chile.

4.
BBVA has retained Goldman Sachs, investment bank and international financial adviser, to advise it in connection with the proposal and analysis of the aforementioned strategic alternatives and to carry out certain tasks in preparation of such a process including,  conducting a valuation of the Company, preparing information or offering materials for potential interested parties, conducting  a due diligence investigation of the Company, assembling a data room with all of the Information of Interest Subject to Confidentiality (defined below), etc. (Corporate Finance Tasks).

5.
On June 25, 2012, the Company’s Board of Directors authorized the execution of this agreement with BBVA, for the use and benefit of BBVA’s financial advisor as its agent authorized to receive confidential information (Authorized Recipient) for the purpose of collaborating towards the fulfillment of the Corporate Finance Tasks, authorizing the delivery, subject to confidentiality, of certain non-public information and access to directors, managers, and senior executives of the Company.

6.
In order to allow the Authorized Recipient to perform the Corporate Finance Tasks and to safeguard the confidentiality of the information that the Company will supply in connection with the Corporate Finance Tasks, the parties have executed the present Agreement, which terms and conditions are set forth below.

II.	AUTHORIZED RECIPIENT

1.
BBVA executes the present agreement for the benefit of its appointed financial advisor, the investment bank Goldman Sachs, which has been retained by BBVA to carry out all the Corporate Finance Tasks and will be the “Authorized Recipient” for purposes of this Agreement.

2.
The Company recognizes the authority given by BBVA to Goldman Sachs and BBVA, makes itself responsible for ensuring that the Authorized Recipient knows and carries out the Corporate Finance Tasks subject to the provisions of this Agreement.

3.
BBVA may appoint other legal advisors, accountants, or other professionals, who will have the role of Authorized Recipients for the purposes of this Agreement, provided that (a) BBVA gives prior written notice to the Company and (b) [the parties] sign a confidentiality agreement using terms that are customary for this type of transaction.

4.	The same procedure shall be observed if BBVA replaces Goldman Sachs as its financial advisor for another institution that provides similar services.

III.	INFORMATION SUBJECT TO AGREEMENT

1.
Subject to the provisions of this Agreement, the Company will provide the Authorized Recipient, either verbally, in writing or through any other means, non-public information, that without [tampering/damaging] its nature of essential fact or information, will be useful for proper financial analysis of the Company, its assets and business (Information of Interest Subject to Confidentiality). This term shall include, for example, any legal, economic, and financial information that refers to relevant aspects of the course of business, or that may have significant impact on them and that is defined as “information of interest” in Section II of the General Regulation N° 30 of the SVS.

2.
Notwithstanding the privileged information and essential facts that BBVA may possess or come to know in its capacity as the majority shareholder of the Company in the legitimate exercise of its rights as such, the Company will not give, nor provide access to the Authorized Recipient to, the following non-public information of the Company:

a) Privileged information of the Company;

b) Essential facts that the Company has not yet disclosed;

c) Members’ personal data; and

d) Any other information that, under applicable law, may not be disclosed for the purposes of carrying out the Corporate Finance Tasks.

3.
The individualized information in the preceding paragraph (Excluded Information) is excluded from the Information of Interest Subject to Confidentiality as the term is defined in this Agreement and for the effects of the same, and thus, it is not part of the collaboration and cannot be accessed by the Authorized Recipient or supplied by the Company.

4.	The privileged information and essential facts of the Company may be part of the collaboration from the time they are disclosed.

5.	Regarding members’ personal data, it may be part of the collaboration and the Company may communicate these to the Authorized Recipient if:

a)	it is specifically authorized by each of the owners of such personal data to carry out this type of communication, such authorization must be granted in the terms required by the Personal Data Act, or

b)	the communication is done in the form of statistics, that is, without the data being associated in any way with its respective owners.

6.
It is noted that the Information of Interest Subject to Confidentiality that the Company delivers is property of the Company, for all purposes of this Agreement and without damage to the rights of the majority shareholder.

IV.	OBLIGATIONS OF THE PARTIES

1.
The Authorized Recipient shall use the Information of Interest Subject to Confidentiality with the sole purpose of carrying out the Corporate Finance Tasks. Under no circumstances can the Authorized Recipient utilize the Information of Interest Subject to Confidentiality for its own benefit or that of third parties, even if it deems [the information] worthless.

2.
The revelation or disclosure to third parties of Information of Interest Subject to Confidentiality causes grave detriment to the Company, therefore the Authorized Recipient shall maintain the confidentiality of the Information of Interest Subject to Confidentiality, in a way that makes it impossible that the information will be shared with a third party, either directly or indirectly, without the prior written consent of the Company. An exception to the above are those persons participating as interested parties in the process defined in Precedent 3 of this Agreement, who will have access to Information of Interest Subject to Confidentiality after signing an agreement mandating confidentiality and exclusive use of information for the purposes of this process, with the terms and conditions customary for these types of transactions.

3.
The Authorized Recipient shall ensure that the Information of Interest Subject to Confidentiality is used exclusively by those directors, officers, representatives, consultants, employees of the Authorized Recipient involved in the Corporate Finance Tasks, who shall be informed of the confidential nature of Information of Interest Subject to Confidentiality and the existence and terms of the negotiations, if any, and the restrictions contained in this Agreement, in particular, the prohibition on disclosing this information to third parties without the consent of the Company.

4.	The Authorized Recipient shall take the necessary safeguard measures to prevent that the Information of Interest Subject to Confidentiality is leaked or disclosed to unauthorized parties.

5.	The Authorized Recipient shall be responsible for any breach of this Agreement by its officers, directors, employees, representatives, and advisors.

6.
The Company is only obliged under this Agreement to deliver and  give access to the Authorized Recipient in respect to the Information of Interest Subject to Confidentiality in the manner and subject to the terms of the present instrument. The Company makes no representation, no affirmation, no guarantee, nor does it makes itself responsible for the accuracy, correctness or integrity of the Information of Interest Subject to Confidentiality that is delivered to the Authorized Recipient or any other facts that [the Authorized Recipient] may have access to in accordance with this Agreement.

V.	VALIDITY OF THE AGREEMENT

1.	The term of this Agreement is an indefinite period while the Authorized Recipient is performing Corporate Finance Tasks.

2.
Notwithstanding the foregoing, the Company may give notice of early termination to the Authorized Recipient by sending a registered letter to its designated representative. In this case, the term of the Agreement shall cease from midnight on the last day of the period of 30 days counted from the date on which the dispatch of letter of notice of termination is certified, and thereafter the terms of this Agreement shall terminate, notwithstanding the terms and provisions that shall survive the expiration date by express provision of this instrument.

3.
The confidentiality obligation of this Agreement shall remain in force for a period of two years from the date on which (i) the term of this Agreement terminates, or (ii) BBVA puts an end to its negotiations to carry out a transaction that involves the controlling interest in the Company, for any reason, or (iii) the termination of the use of Goldman Sachs’ services by BBVA, whichever occurs later, unless [Goldman Sachs] is replaced by another appointed by BBVA and [this fact] is duly communicated to the Company.

4.
By request of the Company or on the date in which the first of the following events occur: (i) expiration of the term of this Agreement, or (ii) BBVA puts an end to its negotiations to carry out a transaction that involves the controlling interest in the Company, for any reason, or (iii) the termination of the use of Goldman Sachs’ services by BBVA, whichever occurs earlier, the Authorized Recipient must, within five business days, destroy all documents and Information of Interest Subject to Confidentiality that has been provided to it and render useless notes, records, and other entries made on the basis of Information of Interest Subject to Confidentiality that have been provided to it.  An exception to the above is the Information of Interest Subject to Confidentiality that the Authorized Recipient (or BBVA) are required to maintain pursuant to the applicable regulations, or their internal policies.

VI.	REPRESENTATIVES OF THE PARTIES

1.
The parties designate as their respective representatives authorized to request, receive, and deliver Information of Interest Subject to Confidentiality and for other communications and  notices relating to this Agreement:

a)	For the Authorized Recipient:

Name: Francisco Javier Rodriguez Soler
Title: Head of Strategy and M&A
Tel. 91 374 01 78//91 537 68 01
Address: Paseo de la Castellana 81 planta 16, 28046 Madrid - Spain
Tel: +34 91 374 01 78 // + 34 91 537 68 01
Email: javier.rodriguez.soler@bbva.com

b)	For the Company:

Name: Ricardo Rodriguez Marengo
Title: General Manager
Address: Av. Pedro de Valdivia 100, piso 15, Providencia, Santiago, Chile
Tel: + (56-2) 3511200
Email: rrodriguezm@bbvaprovida.cl

2.	Any change in individual or in contact information of the designated representatives of one of the parties must be previously communicated to the other through their respective email address.

VII.	MISCELLANEOUS PROVISIONS

1.	In the event that a requirement or a court order requires the Authorized Recipient to deliver any information or precedent provided which is part of the Information of Interest Subject to

Confidentiality, the Authorized Recipient will comply with such requirement or court order andwill immediately give written notice of such a fact to the Company.

2.	The partial or total breach by the Authorized Recipient of any of its obligations under this Agreement will make BBVA liable for the damages suffered by the Company as a result ofsaid non-compliance.

3.
Each party shall bear the expenses incurred with respect to the matters covered by this Agreement, notwithstanding that if the Company must incur extraordinary expenses to satisfy the requirement of access or delivery of Information of Interest Subject to Confidentiality that the Authorized Recipient requires, BBVA shall reimburse the Company for all reasonable and documented expenses and disbursements that the Company had to incur.

4.
This Agreement may not be modified or amended except by mutual agreement of the Parties, in writing and noting explicitly that the intention of the parties is to amend the Agreement in effect prior to such change. Any term or condition set forth in any instrument, that differs from the way it is previously used, and that is additional or contrary to the terms of this Agreement shall be invalid.

VIII.	APPLICABLE LAW AND DISPUTE RESOLUTION

1.	The law applicable to this Agreement shall be the law of the Republic of Chile.

2.
Any difficulty or dispute arising between the parties that has its origin in this Agreement, whether in respect to its validity, annulment, unenforceability, interpretation, compliance, un-fulfillment, effects, termination or relating to this Agreement in any way, directly or indirectly, shall be resolved in the Republic of Chile through mediation by an arbitrator designated by the agreement of both parties or, failing agreement, the appointment shall be made in accordance with the current Procedural Rules of Arbitration in effect at the Arbitration and Mediation Center of the Santiago Chamber of Commerce A.G., which is deemed known and accepted by all parties and is meant to form part of this Agreement for all purposes as appropriate. According to what is stated in the preceding paragraph, the arbitrator shall be designated by mutual agreement of the parties. Failing an agreement, the appointment shall be made by the Santiago Chamber of Commerce A.G.. For these purposes, the parties irrevocably confer a special mandate to the Santiago Chamber of Commerce A.G., so that, upon written request of either party, it can appoint an arbitrator  from among the members of the arbitral body of the Arbitration and Mediation Center of that Chamber.

3.
There shall not be any appeal from the resolutions of the arbitrator, and the parties expressly disclaim all recourses or instances against such ruling, with the sole exception of the extraordinary recourses. The arbitrator(s) shall be specifically empowered to resolve all matters related to its/their competence and/or jurisdiction.

4.
Notwithstanding the above, proceedings that seek collection or the use of other measures of compulsion, or when third parties that are not parties to this agreement will be affected, shall be heard by the ordinary courts.

This document has been issued in two copies of the same wording, date, and validity, one being held by each party.

Administradora de Fondos de Pensiones Provida S.A.	Banco Bilbao Vizcaya Argetaria, S.A.

/s/ Ricardo Rodriguez Marengo	/s/ Francisco Javier Rodriguez Soler
Name: Ricardo Rodriguez Marengo Title: General Manager Date and place: Santiago de Chile, June 25, 2012	Name: Francisco Javier Rodriguez Soler Title: Attorney in Fact Date and place: Madrid, June 25, 2012